Exhibit 21.0

Subsidiaries of Union Bankshares Corporation

Subsidiary	State of Incorporation
Union Bank & Trust Company	Virginia
Northern Neck State Bank	Virginia
Rappahannock National Bank	Federally Chartered
Union Investment Services, Inc.	Virginia
Bank of Williamsburg	Virginia
Mortgage Capital Investors, Inc.	Virginia
Union Insurance Group, Inc.	Virginia